ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE 68116

June 5, 2007

Jill S. Davis

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	ConAgra Foods, Inc.
Form 10-K for the year ended May 28, 2006 (the “Form 10-K”)
Form 10-Q for the quarterly period ended February 25, 2007 (the “Form 10-Q”)
File No. 1-7275

Dear Ms. Davis:

This letter sets forth the responses of ConAgra Foods, Inc. (the “Company”) to the Staff’s comment letter dated May 22, 2007 on the above referenced Form 10-K and Form 10-Q. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comments along with our responses to aid in the review process.

Form 10-K for the Fiscal Year Ended May 28, 2006

Controls and Procedures, page 90

1.	We note your statement that “Except for the changes related to the remediated material weakness described above, there has been no change during the Company’s fiscal quarter ended May 28, 2006 in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.” Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: We confirm that during the fourth quarter of fiscal 2006 there were changes in the Company’s internal control over financial reporting that occurred which materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. However, it is the Company’s position that an amendment to the Form 10-K at this time would not provide additional clarity for investors.

The Company’s disclosure in Item 9A of the Form 10-K identified the details of the remediation plan related to the Company’s material weakness in internal control over financial reporting related to accounting for income taxes. The plan was introduced with the statement that management took these steps “Throughout the Company’s 2006 fiscal year”. The Item 9A disclosure then noted that “Except for changes … described above”, there were no changes to the Company’s internal control over financial reporting during the fourth quarter that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting. We believe that a reader would understand from this disclosure that there were changes to the Company’s internal control during the fourth quarter that met the standard for disclosure.

Further, we note that as disclosed in the Form 10-K, the Company removed the material weakness as of the 2006 fiscal year end. The Company is a complete fiscal year removed from the successful remediation of the material weakness and is now preparing its Form 10-K for the recently completed 2007 fiscal year (which ended May 27, 2007).

We ask for Staff concurrence that we may apply this comment, to the extent applicable, to future filings in lieu of amending the Form 10-K.

Form 10-Q for the Fiscal Quarter Ended February 25, 2007

Controls and Procedures, page 57

2.	You state that there were no “significant changes” in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” See also paragraph 4(d) of your Exhibits 31.1 and 31.2. Please review your disclosure and revise as appropriate.

Response: We supplementally advise the Staff that there were no changes in the Company’s internal control over financial reporting in the third quarter of fiscal 2007 that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting. We request Staff concurrence that we may apply this comment in future filings in lieu of amending the Form 10-Q.

***

ConAgra Foods acknowledges that:

•	the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the Company;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ConAgra Foods may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be willing to discuss with you any additional comments the Staff may have. Please contact me at 402-595-4583 with questions or comments on this response letter.

Very truly yours,

/s/ Colleen Batcheler
Colleen Batcheler
Vice President, Chief Securities Counsel and Corporate Secretary

cc:	Andre Hawaux
(Executive Vice President, Chief Financial Officer, ConAgra Foods, Inc.)

Rob Sharpe
(Executive Vice President, Legal & External Affairs, ConAgra Foods, Inc.)

John Gehring
(Senior Vice President, Controller, ConAgra Foods, Inc.)

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